                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment Number One)

                            WESTPORT BANCORP, INC.
 .........................................................................
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
 .........................................................................
                        (Title of Class of Securities)

                                  961243102
 .........................................................................
                                (CUSIP Number)
                                 JAY SHERWOOD
                                 P. O. BOX 32
                            GREENS FARMS, CT 06436

                              PHONE 203 226-6811
 .........................................................................
     (Name, Address and Telephone Number of Person to Receive Notices and
                               Communications)

                                April 29, 1995
 .........................................................................
           (Date of Event which Requires Filing of this Statement)

    Check the following box if a fee is being paid with this statement / /




                              Cover Page 1 of 2

- ---------------------------------------------------------------------
          1) Names of Reporting Persons, S.S. or I.R.S.Identification
             Nos. of Above Persons...................................
                         Jay Sherwood
- ---------------------------------------------------------------------
          2) Check the Appropriate Box if a Member of a Group (see
             Instructions............................................
               (a)  . . . . . . . . . . . . . . . . . . . . . . . . .
               (b)  . . . . . . . . . . . . . . . . . . . . . . . . .
- ---------------------------------------------------------------------
          3) SEC Use Only............................................
- ---------------------------------------------------------------------
          4) Source of Funds (See Instructions)..................  PF
- ---------------------------------------------------------------------
          5) Check if Disclosure of Legal Proceedings is Required
             Pursuant to Items 2(d) or 2(e)..........................
- ---------------------------------------------------------------------
          6) Citizenship or Place of Organization..............  U.S.
- ---------------------------------------------------------------------

Number of     (7) Sole Voting Power . . . . . . .  249,660
Shares Bene-  -------------------------------------------------------
ficially      (8) Shared Voting Power . . . . . .   87,015
  Owned by    -------------------------------------------------------
Each Report-  (9) Sole Dispositive Power. . . . .  249,660
 ing Person   -------------------------------------------------------
With          (10) Shared Dispositive Power . . .   87,015

- ---------------------------------------------------------------------
          11) Aggregate Amount Beneficially Owned by Each Reporting
              Person . . . . . . . . . . . . . .   328,665
- ---------------------------------------------------------------------
          12) Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares (See Instructions). . . . . . . . . . .
- ---------------------------------------------------------------------
          13) Percent of Class Represented by Amount in Row (11) 6.3%
- ---------------------------------------------------------------------
          14) Type of Reporting Person (See Instructions). . . .  IN
          ..................................................
          ..................................................
          ..................................................
          ..................................................
          ..................................................
          ..................................................


                                Cover Page 2 of 2

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D AMENDMENT NO.1
JAY SERWOOD
Page 1 of 1 Page

         This statement which is filed on behalf of Jay Sherwood constitutes Amendment No.1 to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on May 16, 1994 (the "initial 13D") with respect to the common stock, par value, $.01 per share (the "Common Stock") of Westport Bancorp, Inc., (the "company") which has its principal executive offices at 87 Post Road East, Westport, Connecticut. Other than as set forth herein, there has been no change in the information disclosed in any of the Items to the Initial
Schedule 13D, a copy of which is attached hereto.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 Item 3 is hereby amended to read as follows:

                 On April 24, 1995 Mr. Sherwood exercised warrants to purchase 50,000 shares of Common Stock of Westport Bancorp, Inc.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                 Item 5 is hereby amended to read as follows:

                 (a) The aggregate number and percentage of shares of Westport Bancorp, Inc. Common Stock beneficially owned by Mr. Sherwood is amended to 328,665 shares which represent 6.3% of the Common Stock of Westport Bancorp, Inc.

                 The number of issued shares of Common Stock of Westport Bancorp, Inc., increased significantly immediately prior to April 29, 1995, as the result of other shareholders exercising warrants to purchase additional shares of Common Stock and their conversion of Convertible Preferred shares into Common Stock of Westport Bancorp, Inc.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

May 9, 1995
......................................................................
Date

/s/ Jay Sherwood
......................................................................
Signature

Jay Sherwood
......................................................................
Name/Title

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

WESTPORT BANCORP, INC.
...............................................................................
                              (Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE
...............................................................................
                        (Title of Class of Securities)

961243102
...............................................................................
                                (CUSIP Number)
JAY SHERWOOD
P. O. BOX 32
GREENS FARMS, CT 06436

PHONE 203 222-6911
...............................................................................
     (Name, Address and Telephone Number of Person to Receive Notices and
                                Communications)

JANUARY 1, 1995
...............................................................................
           (Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement /X/
- -------------------------------------------------------------------------------
     1) Names of Reporting Persons S.S. or I.R.S.Identification
        Nos. of Above Persons..................................................
JAY SHERWOOD
- -------------------------------------------------------------------------------
     2) Check the Appropriate Box if a Member of a Group (see
        Instructions...........................................................
          (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
          (b) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
- -------------------------------------------------------------------------------
     3) SEC Use Only...........................................................
- -------------------------------------------------------------------------------
     4) Source of Funds (See Instructions).................................  PF
- -------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e).........................................
- -------------------------------------------------------------------------------
     6) Citizenship or Place of Organization.............................  U.S.
- -------------------------------------------------------------------------------





















                                Cover Page 1 of 2

 Number of    (7) Sole Voting Power . . . . . . .  249,660
Shares Bene-  -----------------------------------------------------------------
  ficially    (8) Shared Voting Power . . . . . .   87,015
  Owned by    -----------------------------------------------------------------
Each Report-  (9) Sole Dispositive Power. . . . .  249,660
 ing Person   -----------------------------------------------------------------
   With       (10) Shared Dispositive Power . . .   87,015

- -------------------------------------------------------------------------------
          11) Aggregate Amount Beneficially Owned by Each Reporting
              Person  . . . . . . . . . . . . . .  328,665
- -------------------------------------------------------------------------------
          12) Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares (See Instructions) . . . . . . . . . . . . . . . . . . . .
- -------------------------------------------------------------------------------
          13) Percent of Class Represented by Amount in Row (11)  . . .   10.0%
- -------------------------------------------------------------------------------
          14) Type of Reporting Person (See Instructions) . . . . . . . . .  IN
          ..........................................................
          ..........................................................
          ..........................................................
          ..........................................................
          ..........................................................
          ..........................................................


                                Cover Page 2 of 2

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D
JAY SHERWOOD
Page 1 of 4 Pages

ITEM 1. SECURITY AND ISSUER

        This statement relates to the Common Stock of Westport Bancorp, Inc., Par Value $.01 Per Share (Note: all shares of Westport Bancorp, Inc. Series A Convertible Preferred Stock owned by Mr. Sherwood being treated herein as fully converted based on 1 Preferred share equaling 100 Common shares) issued by Westport Bancorp, Inc. which has its principal executive offices at 87 Post Road East, Westport, CT 06880.

ITEM 2. IDENTITY AND BACKGROUND

        (a)  This statement is filed by Jay Sherwood, a natural person.

        (b) The residence address of Mr. Sherwood is P. O. Box 32, Greens Farms, CT 06436

        (C) Mr. Sherwood is the President of Green's Farms Agency, a private investment, custodial and administrative company, and he is a Director of Westport Bancorp, Inc., a Delaware holding company and The Westport Bank & Trust Company, a bank and trust company chartered under Connecticut law. Both companies maintain executive offices at 87 Post Road East, Westport, CT 06880.

        (d)  Mr. Sherwood has never been convicted in a criminal proceeding.

        (e) Mr. Sherwood has never been a party to any judicial or administrative civil proceeding relating to federal or state securities laws.

        (f)  Mr. Sherwood is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The source and amount of funds or other consideration used or to be used by Mr. Sherwood in making purchases of the common stock of Westport Bancorp, Inc. of which he is the beneficial owner are as follows:

        100,000 shares represent Common Stock which Mr. Sherwood would own if he were to convert all of his 1000 shares of Series A Convertible Preferred Stock, purchased directly from Westport Bancorp, Inc. with

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D
JAY SHERWOOD
Page 2 of 4 Pages

         $100,000 of personal funds and which can be converted into Common Stock without further payment;

         50,000 shares represent Common Stock which Mr. Sherwood would own if he were to exercise all of his Warrants, effective January 1, 1994, to purchase Common Stock by paying $0.75 per common share, as set forth in the Warrant Certificate attached hereto. The Warrants were acquired by Mr. Sherwood with the Series A Convertible Preferred Stock purchase at no additional cost; and

         Note: Prior to January 1, 1994 Mr. Sherwood acquired: 91,650 shares of Westport Bancorp, Inc. Common Stock individually which were purchased with personal funds; and, shared voting and dispositive powers, through a corporation of which Mr. Sherwood is a principal owner, with respect to 87,015 shares of Common Stock including 29,005 shares which the corporation has the right to purchase.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose Mr. Sherwood on January 1, 1994 was vested with rights to acquired the shares of Westport Bancorp, Inc. was the result of Serier A Convertible Preferred Stock and Warrants issued by Westport Bancorp, Inc. which he purchased for personal investment. However, the shares of Common Stock which are beneficially owned by Mr. Sherwood are, in fact, not actually owned by Mr. Sherwood and will not be actually owned by him until such time as Mr. Sherwood does any one or more of the following: A) exercises his rights to convert all of his Series A Convertible Preferred Stock into Common Stock of Westport Bancorp, Inc.; and B) exercises his rights under all of the Warrants he holds as owner of Series A Convertible Preferred Stock of Westport Bancorp, Inc.

         The Convertible Preferred Stock of Westport Bancorp, Inc. owned by Mr. Sherwood may be converted into shares of Westport Bancorp, Inc. Common Stock on the basis of one Convertible Preferred share upon conversion becoming one hundred shares of Common Stock at no additional cost to Mr. Sherwood.

         The Westport Bancorp, Inc. Warrants owned by Mr. Sherwood can be exercised by him to purchase shares of Westport Bancorp, Inc. Common Stock upon payment of $.75 per share.

CUSIP N0. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D
JAY SHERWOOD
PAGE 3 OF 4 PAGES

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) The aggregate number and percentage of shares of Westport Bancorp, Inc. Common Stock beneficially owned by Mr. Sherwood is 328,665 shares which represent 10.0% of the Common Stock of Westport Bancorp, Inc.

        (b) As to the number of shares of Westport Bancorp, Inc. Common Stock beneficially owned by Mr. Sherwood he has:

             sole power to vote or to
             direct the vote as to. . . . . . . . . . .  249,660 shares;

             shared power to vote or to
             direct the vote as to. . . . . . . . . . .  87,015 shares;

             sole power to dispose or to
             direct the disposition of. . . . . . . . .  249,660 shares; and

             shared power to dispose or to
             direct the disposition of. . . . . . . . .  87,015 shares.

        (c) On January 1, 1994, Mr. Sherwood became entitled to exercise rights to purchase 50,000 shares of Westport Bancorp, Inc. Common Stock for $.75 per share pursuant to Warrants owned by Mr. Sherwood.

        (d)  This subparagraph does not apply to Mr. Sherwood.

        (e)  This subparagraph does not apply to Mr. Sherwood.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        There are no contracts, arrangements, understandings or relationships between Mr. Sherwood and any other person or entity or group of persons or entities with respect to any securities of Westport Bancorp, Inc., other than the contracts set forth in Items 3 and 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Appended to this statement are copies of Mr. Sherwood's Warrant Certificate; and a copy of the Westport Bancorp, Inc. Prospectus for 8,067,871 Shares of Common Stock, Par Value $.01 Per Share, which contains a

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D
JAY SHERWOOD
PAGE 4 OF 4 PAGES

     description of both the Convertible Preferred Stock of Westport Bancorp, Inc., shares of which are owned by Mr. Sherwood, as well as a description of the Warrants owned by Mr. Sherwood, which were issued by Westport Bancorp, Inc. in conjunction with its offering of the Series A Convertible Preferred Stock.



SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 16, 1994
- --------------------------------------------------------------------------------
Date



/s/ Jay Sherwood
- --------------------------------------------------------------------------------
Signature



Jay Sherwood
- --------------------------------------------------------------------------------
Name/Title



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                       CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)